Exhibit 99(a)(3)
[ATARI LETTERHEAD]
September 5, 2008
Dear Atari Employee:
     As you are aware, Atari has entered into a merger agreement with Infogrames Entertainment S.A., our majority shareholder (“Infogrames”), and Irata Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Infogrames, pursuant to which Merger Sub will be merged with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames. In connection with the transaction, each outstanding share of Atari common stock will be converted into the right to receive $1.68 in cash.
     Under the merger agreement, we agreed to use our reasonable best efforts to commence and maintain in effect, at least until the effective time of the merger, a tender offer to purchase all of the outstanding eligible vested and unvested options to purchase Atari common stock granted under the Atari, Inc. 2005 Stock Incentive Plan for a purchase price of $0.10 per eligible option, without interest and reduced in each case by any applicable tax withholding. Although the Atari, Inc. 2005 Stock Incentive Plan does not permit us to terminate outstanding options as a result of the merger without the consent of the option holders, following the merger the options will be exerciseable solely for $1.68 in cash per option, which is less than the exercise price of all outstanding eligible options. Accordingly, eligible option holders would suffer a loss if they were to exercise these “out-of-the-money” options. This offer is being made solely for the purpose of eliminating these “out-of-the-money” options to reduce the expense and burden of administering the 2005 Stock Incentive Plan.
     The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully, since they contain important information about how to surrender your eligible options for payment. Please note that the deadline for us to receive your signed election form is 5 p.m., New York City Time, on October 8, 2008, unless the offer is extended.
     The enclosed election form lists, on Exhibit A thereto, your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such eligible options. Any cash payment made for your eligible options will be subject to tax withholding.
     The Atari Board of Directors has recommended that you tender all of your eligible options.
     If you have any questions concerning the program, please contact Kristina Pappa at (212) 726-6500 or Kristina.Pappa@atari.com.
Sincerely,
Jim Wilson
Chief Executive Officer and President